***What is a Community Bank?* At QCR Holdings, Inc. we believe that the definition of a true Community Bank is quite clear – and that it is based on the needs of the Communities and Clients that we serve.**

Since the founding of our Company in 1993, we have continually focused on being the "Relationship Driven Organization®" that is the heart of our QCR Holdings, Inc. business model, a business model that provides each QCR Holdings entity with the autonomy to tailor products, services and decisions unique to the clients and communities that it serves.

Each of our clients "need" something different from their banking relationship. Our local bankers in the Quad Cities, Cedar Rapids, Rockford, and Waterloo/Cedar Falls communities are empowered to tailor products, services and decisions to the clients and communities that they serve, creating the customized "relationship based" service that drives our Company. Each member of the QCRH team has the experience and talent to build strong relationships with our clients, to understand their unique hopes, challenges and opportunities, and to bring them decisions and solutions that help them achieve their financial dreams.

Serving the needs of our Clients and the Communities in which we live and work by developing strong relationships and using these relationships to help our clients succeed and our communities thrive, is what we do each day. That is what being a "Community Bank" is all about.

Our local bankers and our leasing subsidiary, m2 Lease Funds, are supported by a QCR Holdings Group Operations team that delivers operational services in a centralized and efficient manner. The members of the Group Operations team share the same passion for building relationships with, and exceeding the expectations of, their internal "clients" at each of our entities, allowing each of our member Community Banks to possess the resources of a much larger financial institution.

Further supporting our local Community Banks is a Board of Directors at each banking charter and m2 that consists of community leaders who share this drive to make a difference to our clients and the communities in which they live and work.

By staying true to our business model of delivering local decisions that impact clients and communities, and delivering support services that do not directly impact clients in a centralized and efficient manner, we have allowed Quad City Bank & Trust, Cedar Rapids Bank & Trust, Rockford Bank & Trust, and Community Bank & Trust to create a strong "Community Bank" brand in their respective markets and to become the bank of choice for clients that value a strong relationship with their bank.

Each member of our QCR Holdings team will continue to focus on creating meaningful and lasting relationships with our clients as we work hard to create significant long-term value for our shareholders.

QCR HOLDINGS, INC.

a relationship driven organization®

A MESSAGE FROM OUR CHAIRMAN

In past annual Chairman's messages, I have talked about our unique community banking model at QCR Holdings which uses the centralized core of the Holding Company to provide support services; yet empowers our banking subsidiaries at their local community level to make their own client decisions. This strategy has proven very successful for our shareholders over these past twenty-one years.

Community banking has many distinct advantages over our country's megabanks whose corporate headquarters are located outside of their local communities. *The Independent Community Bankers of America Association* touts several major advantages of community banks. I thought it appropriate to remind you, our shareholders, about the similar advantages that we share, as outlined in the list below:

WE BELIEVE:

- In empowering our banking subsidiaries to make financial decisions affecting their local community with the advice and consent of a local community Board of Directors.
- In the needs of local families and businesses, not large corporations whose headquarters are located away from our communities.
- In acquiring core deposits in the communities we serve and in lending to those clients in our communities - not to borrowers in states far away from our communities.
- Our community bank employees will be located on sites accessible to where our local clients need them as opposed to large cities far away from the local community.
- Our community bank employees are invested in the communities where they live and work and are integral parts in a multitude of events in their community's everyday life.
- Our community banks offer nimble decision making on business loans because decisions are made locally, not at loan committee meetings held in another state.
- That select client support services can best be provided at the Holding Company centralized location. We believe this model maximizes our talent for the benefit of our communities, clients, and shareholders.
- As community bankers we can best serve the needs of our local small businesses, as after all, we too are a small business and we understand well the needs of other small businesses.
- Most importantly, we believe adherence to the aforementioned beliefs has provided, continues to provide, and will provide in the future, the best return on investment for you, our shareholders.

2014 was another successful year in the short life of QCR Holdings. As always, I want to thank our management team and all of our employees who make our Company what it is today. To our Board, thank you for your unselfish dedication to our Company. To the family of our treasured board member, John Whitcher, please accept our sympathy as we share in the loss of this special man. And to you, our shareholders, continued thanks for investing in QCR Holdings. We are proud of our past performance and will work hard to provide the best possible return in the future.

James J. Brownson
Chairman of the Board, QCR Holdings, Inc.

Summary of Financial Results 2009 - 2014

(in thousands)

	2009	2010	2011	2012	2013	2014
Net interest income	$50,662	$49,864	$54,145	$57,649	$64,105	$69,071
Non-interest income	15,547	15,406	17,462	16,621	25,814	20,998
Non-interest expense	(46,937)	(48,549)	(50,993)	(52,259)	(64,433)	(65,270)
Pre-tax pre-provision net income	19,272	16,721	20,614	22,011	25,486	24,799
Provision for loan/lease losses	(16,976)	(7,464)	(6,616)	(4,371)	(5,930)	(6,807)
Net income before taxes	2,296	9,257	13,998	17,640	19,556	17,992
Income taxes	(247)	(2,449)	(3,868)	(4,534)	(4,618)	(3,039)
Net income	2,049	6,808	10,130	13,106	14,938	14,953
Less: net income attributable to non controlling interests	277	221	438	488	-	-
Net income attributable to QCR Holdings, Inc.	$1,772	$6,587	$9,692	$12,618	$14,938	$14,953

Asset Growth
(IN THOUSANDS)



$350,000
$175,000
$56,989
$129,975
$127,120
$301,223
$130,005
2010
2011
2012
2013*
2014

*Includes acquisition of Community National Bank

Book Value vs. Fair Market Value
COMMON STOCK (IN MILLIONS)



FAIR MARKET VALUE
BOOK VALUE
$150
$120
$90
$60
$30
DEC93
DEC98
DEC03
DEC08
DEC13
DEC14

Total Metropolitan Statistical Area Deposits
(JUNE 30, 2014) (IN THOUSANDS)



$8,000,000
$5,000,000
$2,000,000
$7,935,382
Quad Cities
$5,634,942
Cedar Rapids
$5,243,830
Rockford
$2,973,638
Cedar Valley
Population
(July 1, 2013)
384,000
264,000
343,000
169,000

TO OUR SHAREHOLDERS,

2014 marked the 21st anniversary of our Company. We are thankful to our more than 400 employees who are accepting the challenges of change and regulation in our industry and are meeting those challenges head on with hard work, innovation and passion for doing what is right for our clients.

As will be outlined in the following pages of our Annual Report, our financial results reflect strong underlying performance across our five main businesses. "The Local Community Bank Advantage" remains a key differentiator in our market places as our clients seek the exceptional, personalized local service and advice that we can provide.

- Our clients continue to value that we will meet with them whenever and wherever it is most convenient for them, armed with the financial tools and expertise needed to help them realize their dreams.
- Our clients continue to value the opportunity to be able to sit one-on-one with their banker and not be placed into queue at an 800 number regional call center.
- Our clients continue to value that we are active in citizenship throughout the communities in which we do business. Our employees unselfishly donated over 18,000 hours to local non-profit organizations in 2014 alone.

IN 2014 WE ACHIEVED SOME NOTABLE MILESTONES:

REDEMPTION OF $29.9 MILLION OF SMALL BUSINESS LENDING FUND PREFERRED STOCK

It was our stated intention to redeem the remaining Small Business Lending Fund ("SBLF") Preferred Stock during 2014 and we were pleased to execute on this strategy. The Company had originally issued $40.1 million of SBLF Preferred Stock to the United States Department of the Treasury under the Small Business Lending Fund Program in September of 2011, and had previously redeemed $10.2 million of the SBLF Preferred Stock in June of 2012. On March 31, 2014, we redeemed $15.0 million of SBLF Preferred Stock. On June 30, 2014, the Company completely exited the SBLF program with the redemption of the final $14.9 million of SBLF Preferred Stock.

The timing of the redemption was critical as the dividend rate on the SBLF Preferred Stock increased from 5% to 9% during the first quarter of 2014, as scheduled. The redemption freed up capital previously used for preferred stock dividends and further helped grow our tangible common equity and support our long-term growth plans.

With the redemption of all of the SBLF Preferred Stock, we continue to demonstrate strong execution of our long-term capital plan. When combined with our December 2013 conversion of all $25 million in Series E Convertible Preferred Stock, the Company has significantly changed our mix of capital from preferred equity to common equity.

Since June of 2012, we have converted or redeemed $65.1 million of preferred equity and in 2014 have completely eliminated any ongoing preferred dividend commitment. The execution of our capital plan continues to demonstrate our ability to organically reach our intended target for our tangible common equity ("TCE") ratio of 6.5% through continued earnings and prudent management of capital. Since December of 2013, the Company's TCE ratio has grown from 4.71% to 5.52%, while at the same time, tangible book value has increased from $14.29 per share to $17.50 per share. We have been able to accomplish these results without a separate common equity issuance that would have been dilutive to earnings per share and tangible book value per share.

The Company and our subsidiary banks continue to maintain capital at levels well above the existing minimum requirements administered by the federal regulatory agencies.

FILING OF FORM S-3 SHELF REGISTRATION STATEMENT

On June 30, 2014, the Company filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC"). This registration statement, declared effective by the SEC on July 14, 2014, will allow the Company to issue various types of securities, including common stock, preferred stock, debt securities and/or warrants, from time to time, up to an aggregate amount of $75.0 million. The specific terms and prices will be determined at the time of any future offering and described in a separate prospectus supplement, which would be filed with the SEC at the time of the particular offering, if any. By taking the additional action of filing a shelf registration, we are now in a position to more quickly take advantage of future opportunities for growth and potential acquisitions.

CONSOLIDATED EARNINGS (in thousands)

	2011	2012	2013	2014
Quad City Bank & Trust *	$ 8,838	$ 10,732	$ 10,273	$ 10,451
Cedar Rapids Bank & Trust	5,200	5,881	6,736	8,006
Rockford Bank & Trust	412	593	1,579	1,877
Parent Co. & Eliminations **	(4,758)	(4,588)	(3,650)	(5,381)
Consolidated Earnings	**$ 9,692**	**$ 12,618**	**$ 14,938**	**$ 14,953**

* Includes m2 Lease Funds.

** Includes earnings from CNB and all other acquisition related activity.

2014 RESULTS AND HIGHLIGHTS

As the financial strength of the Company increased over the last several years, we began to emphasize a return to growth, which was evident in our 2014 results.

We had solid success growing loans and leases in 2014, with growth of $168.1 million since December 31, 2013, resulting in a 12% growth rate. This growth was split between commercial and industrial loans ($92.2 million, or 21%, over prior year-end), commercial real estate loans ($30.4 million, or 5%, over prior year-end) and leases ($37.1 million, or 29%, over prior year-end). This growth was purely organic and is the highest growth rate the Company has experienced since pre-recession periods. These results were driven by our employees' dedication to growing loans and leases and improving the Company's balance sheet mix, resulting in improved returns for our shareholders.

In 2014 we successfully expanded net interest margin four consecutive quarters - finishing the twelve months ending December 31, 2014 at 3.15% versus 3.03% at December 31, 2013. Net interest income grew 8% in 2014. For the year ended December 31, 2014, net interest income was $69.1 million, an increase of $5.0 million over the year ended December 31, 2013.

We continue to redeploy funds from the securities portfolio into loans and leases, with a goal of growing loans and leases from our current level of 63% to more than 70% of total assets. We continue to remain focused on improving our funding mix through growth in noninterest bearing deposits and reductions in high-cost wholesale funding. We believe that our execution of these strategies will help move us closer to our return on assets goal of 1.00%.

For the year ended December 31, 2014, net income attributable to QCR Holdings Inc. was $14.95 million, resulting in diluted earnings per share of $1.72 after preferred stock dividends of $1.1 million. For the same period in 2013, we reported net income of $14.94 million, or diluted earnings per share of $2.08 after preferred stock dividends of $3.2 million.

In the fourth quarter of 2014, the Company placed a very strong emphasis on asset quality and elevated provision expense and charge-offs accordingly. We aggressively addressed a few specific asset quality issues and feel we are well-positioned for 2015. The Company has historically demonstrated better than peer asset quality metrics, both during and subsequent to the credit crisis, and we are focused on reducing nonperforming assets as a percentage of total assets to less than 1.00% as quickly as possible.

We remain focused on a strong capital position – not only with regard to total capital, but with regard to mix and cost as well. We remain strongly committed to our long-term capital plan of self-generating the capital necessary to grow tangible common equity. Our capital plan is consistent with the requirements of the new regulatory capital guidelines that go into effect for the reporting period ending March 31, 2015 under Basel III.

QCR HOLDINGS, INC. ENTITY WIDE STRATEGIC INITIATIVES

The Company has identified six focus areas for improving shareholder value:

- Grow loans and leases to more than 70% of total assets
- Improve funding mix by increasing core deposits and reducing wholesale sources of funds
- Grow SBA/USDA gains on loan sales to $4 million annually
- Grow Wealth Management income by more than 15% annually
- Drive down efficiency ratio as we work to achieve a 1% ROAA
- Return asset quality to better than peers

QCR HOLDINGS, INC. STRATEGIC ADVANTAGES

During 2014, we continued to build lasting client relationships across all of our lines of business. Working to become dream makers for our clients continues to be at the core of the work that we do. We will continue to invest wisely in our people, products and technology as we look for opportunities of further growth. We continued to expand resources in the niches below:

CORRESPONDENT BANKING DIVISION

The Correspondent Banking Division at Quad City Bank & Trust continues to seize opportunities to deliver exceptional customer service to downstream banks in Illinois, Iowa and Wisconsin. During 2014, we were able to increase the total number of banks we serve by 6% and grow non-interest income significantly as well. Our veteran team of bankers provides many layers of expertise in such areas as trust and investment services and loans and leases. This division now services 164 Correspondent Banks.

WEALTH BUILDERS DIVISION

Being able to service our clients with a continuum of services is crucial to deepening relationships. The expertise found across our Company in our Wealth Builders Division is a sizable competitive advantage. With offerings in Trust, Investments, Financial Planning, and Family Office, we add non-interest income to our banks and provide great opportunities for cross selling as well. In 2014, assets under management totaled $2.1 billion and our veteran staff welcomed a record number of 425 new relationships.

m2 LEASE FUNDS

m2 Lease Funds is a wholly owned subsidiary of Quad City Bank & Trust. Leasing is an attractive option for many small and medium sized businesses and m2 prides itself on being easy to do business with (a one page lease agreement written in plain English) and delivering local, professional and personalized service. m2 Lease Funds works with all of our banks and nationwide as well. Leasing can be a favorable option to ownership and has gained good traction in this economy. m2 reported pre-tax net income in 2014 of $3.5 million and grew total leases $43.7 million, or 30% over 2013.

LIVING THE BRAND

We continue to believe our people are the key differentiator in each of our markets. We strive to equip our employees with all of the tools that they will need to serve our clients in a customized and personal manner. As such, one of our focuses is measuring employee performance utilizing a metric we call "Living the Brand". "Living the Brand" means living our Brand Promise – making sure that each employee's performance is so good that our clients (internal and external), will always experience great relationships, service and advice. It is our hope that by placing daily emphasis on our Brand Promise every client will truly see "People You Can Bank On®" in everything we do.

RESULTS BY ENTITY

Quad City Bank & Trust – Under the leadership of President and CEO, John Anderson, the Company's first subsidiary bank (1994) grew total consolidated assets to $1.32 billion at December 31, 2014. The bank continues to have success in growing its Correspondent Banking and Wealth Management businesses, as outlined above. Quad City Bank & Trust realized net income of $10.5 million for the year ended December 31, 2014, compared to $10.3 million in 2013.

Cedar Rapids Bank & Trust – President and CEO Larry Helling, one of the founders of Cedar Rapids Bank & Trust (2001) led his team to record net income of $8.0 million for the year ended December 31, 2014, which was a 19% increase over the $6.7 million net income for 2013. Total assets at December 31, 2014 finished at $840.3 million, up 4.5% or $36.1 million from the end of 2013. Included in the growth of revenue and assets for Cedar Rapids Bank & Trust is Community Bank & Trust, located in Waterloo and Cedar Falls. Community Bank & Trust's three banking locations were merged with Cedar Rapids Bank & Trust in the fourth quarter of 2013. The bank continues to have success in generating strong noninterest income from gains on sales of the government guaranteed portion of SBA and USDA loans.

Rockford Bank & Trust – Led by President and CEO, Tom Budd, Rockford Bank & Trust (2005) reported record net income for the year ended 2014 of $1.9 million. By comparison, the bank reported net income of $1.6 million in 2013. Total assets finished the year at $353.4 million, which was an increase of $14.1 million, or 4% over 2013. In its 10th year of operation, Rockford Bank & Trust increased net interest margin from 3.20% in 2013 to 3.31% at the end of 2014.

QCR HOLDINGS, INC. STRATEGIC DIRECTION FOR 2015 AND BEYOND

We believe we have assembled an extraordinary team that is focused on improved earnings and organic growth. Our growth potential stems from the opportunity to gain market share from our competitors and exploring new niches and growing our existing ones.

As a company, we are focused on doing all that we can to achieve a consolidated 1% ROAA that puts us in line with our peers. We will also continue to collaborate and leverage opportunities across our Company to deepen all relationships and foster organic growth.

We believe our relationship focus and our drive to do what is right for the client allows us to serve as their trusted advisor. Our clients have come to trust that we will deliver the solutions they need, not the solutions we might have to sell. As you read the words of a few of our clients in this annual report, you will notice a common thread: each of them views us a valued partner.

Our thanks go to each and every member of our Company for their passion and commitment that has led to our growth over the past 21 years. Together we have built a special organization that serves our clients and our communities in a personalized way.

We are also supported by remarkable local Board members in each of our communities. These community leaders are dedicated professionals whose varied experiences drive our thoughtful discussions and aid in our decision making. Their contributions are priceless and we would not have achieved the successes of 2014 without them all.

We recognize specific areas where we need to make meaningful progress in 2015: tangible common equity, ROAA and earnings per share. We will work to enhance liquidity and to return asset quality to better than peers. Credit quality has always been of utmost importance to our entire organization and will remain so.

We have accomplished much in our first 21 years and although our team is very proud of those achievements, we look forward to reaching even more milestones that are reflected in our stock price very soon. We are ever mindful of our obligation to each and every one of you, our loyal shareholders, to do better. We are grateful that you recognize the value in what we are building at QCR Holdings, Inc. and thank you for your patience and support.

We look forward to helping our clients realize their financial dreams – it's what we do at our community banks, and what we do locally. We are a relationship driven organization® that believes local truly is the best way to deliver financial services.

Douglas M. Hultquist
President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.

QCR Holdings, Inc. **Board of Directors**



Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.



James J. Brownson
Chair of the Board, QCR Holdings, Inc.
President, W.E. Brownson Co.



Pat S. Baird
Vice Chair of the Board, QCR Holdings, Inc.
Retired President and Chief Executive Officer, AEGON USA, LLC



Lindsay Y. Corby
Chief Administrative Officer,
Byline Bank



Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer,
QCR Holdings, Inc.



Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company



Mark C. Kilmer
President,
The Republic Companies



Linda K. Neuman
Founder and Principal, Iowa Arbitrators
Associate Justice, Iowa Supreme Court
(Retired)



Michael L. Peterson
President,
Peterson Genetics, Inc



Ronald G. Peterson
Retired Executive,
First State Bank of Illinois



George T. Ralph
Managing Member,
GTR Realty Advisors, LLC



Donna J. Sorensen, J.D.
President,
Sorensen Consulting



Marie Z. Ziegler
Retired Executive,
Deere & Company

January of 2015 was marked with great sadness by the passing of Rockford Bank & Trust Chair and QCR Holdings, Inc. Board member, John D. Whitcher. John was a Director of Rockford Bank & Trust since its formation in January 2005, and was named Chair of the Board in May 2009. John joined the QCRH Board in May 2008 and served as Chair of the Compensation Committee.

John's day-to-day business acumen will be missed along with his incomparable commitment to Rockford Bank & Trust and QCR Holdings. John believed in our relationship driven model and was a tremendous advocate in the Rockford community not only for our model, but for every employee at Rockford Bank & Trust. John was passionate about the work being done and was diligent about making sure everyone stayed at the top of their game. He challenged us when we needed to be challenged and is famous for an often used quote throughout the Company, "Facts are stubborn".

When engaged in a conversation with John, he made every person feel like they were the most important person in the world. When we think about true cheerleaders and advocates for Rockford Bank & Trust and QCR Holdings as a whole, John Whitcher was certainly one.

We recognize John for being an integral part of our history and we would like to express our deepest sympathies to John's family. John is survived by his loving wife Susan, sons, Ben and Will, and 400 QCR Holdings employees who were proud to have him as part of their family as well.



John D. Whitcher
1954 - 2015

QCR Holdings, Inc.

Executive Management Team



Douglas M. Hultquist

President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.



Todd A. Gipple

Executive Vice President, Chief Operating Officer and Chief Financial Officer



John H. Anderson

President and Chief Executive Officer, Quad City Bank and Trust Company Chief Deposit Officer, QCR Holdings, Inc.



Peter J. Benson

Executive Vice President, Chief Legal Counsel and Trust Officer



Stacey J. Bentley

President and Chief Executive Officer, Community Bank and Trust Company



Thomas D. Budd

President and Chief Executive Officer, Rockford Bank and Trust Company



Charles S. Bullock

Executive Vice President, Chief Operating Officer, Rockford Bank and Trust Company



Richard W. Couch

President and Chief Operating Officer, m2 Lease Funds, LLC



Jill A. DeKeyser
Senior Vice President,
Director of Human Resources



Dana L. Nichols
Executive Vice President,
Chief Credit Officer - Elect



M. Randolph Westlund
Executive Vice President,
Chief Investment Officer



John R. Engelbrecht
Chief Executive Officer,
m2 Lease Funds, LLC



John R. McEvoy
Executive Vice President,
Chief Operations Officer and Cashier,
Quad City Bank & Trust Company



Cathie S. Whiteside
Executive Vice President, Corporate
Strategy, Human Resources & Branding



Shawna M. Graham
Senior Vice President,
Director of Risk Management



John A. Rodriguez
Executive Vice President, Deposit
Operations and Information Services



Michael J. Wyffels
Senior Vice President,
Chief Information Officer



Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company
Executive Vice President, Chief Lending
Officer, QCR Holdings, Inc.



William M. Tank
Executive Vice President,
Chief Credit Officer

2014 in numbers

425
WEALTH MANAGEMENT RELATIONSHIPS ADDED WITH MORE THAN $2.1 BILLION UNDER MANAGEMENT

18,150
TOTAL COMPANY WIDE VOLUNTEER HOURS

12%
INCREASE IN LOANS AND LEASES OVER 2013

$2,525,000,000
In Total Assets at December 31, 2014

$15 million
2014 ANNUAL EARNINGS

31%
OF TOTAL DEPOSITS ARE NON-INTEREST BEARING

$5 million
INCREASE (8%) IN NET INTEREST INCOME OVER 2013

TOTAL DEPOSITS (in millions)	12.31.12	12.31.13	12.31.14
Non-interest bearing demand deposits	$ 451	$ 543	$ 512
Interest bearing demand deposits	587	716	792
Time deposits	291	327	307
Brokered time deposits	45	62	69
TOTAL DEPOSITS	$ 1,374	$ 1,647	$ 1,680

TOTAL ASSETS (in millions)


12.31.14
$2,525
12.31.13
$2,395
12.31.12
$2,094
$2,000
$2,500
$3,000

NET LOANS/LEASES (in millions)


12.31.14
$1,607
12.31.13
$1,439
12.31.12
$1,267
$1,000
$1,500
$2,000

DEPOSIT MARKET SHARE (JUNE 30, 2014)

Quad Cities	10.75%	Rank #2 of 39
Cedar Rapids	8.24%	Rank #4 of 41
Rockford	4.51%	Rank #8 of 26
Waterloo/Cedar Falls	4.29%	Rank #9 of 24

QCR Holdings, Inc.
Group Operations Management Team

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Jill A. DeKeyser
Senior Vice President, Director of Human Resources

Beth L. Easterla
Vice President, Deposit Operations and Electronic Banking Manager

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Pamela J. Goodwin
1st Vice President, Loan Operations Manager

Elizabeth A. Grabin
Vice President, Controller

Shawna M. Graham
Senior Vice President, Director of Risk Management

R. Timothy Harding
Senior Vice President, Director of Internal Audit

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

John R. Oakes
1st Vice President, Treasurer and Director of Financial Reporting

John A. Rodriguez
Executive Vice President, Deposit Operations and Information Services

Shellee R. Showalter
Senior Vice President, Director of Investor Services and Compensation

Michael J. Wyffels
Senior Vice President, Chief Information Officer

"For over twenty years, Bowe Machine Company and Quad City Bank & Trust have enjoyed quite a relationship. Thinking back over the years, some of the players have come and gone from both businesses, but I think the values set forth by our predecessors still encompass our daily business approach; honesty, integrity, and transparency. It is quite clear in working with other QCBT officers and staff that these values permeate the entire organization.

I can't say that either business has gotten it right 100% of the time, but I feel that true customer service is shown in times of adversity. Business is easy when conditions are perfect. The rest of the story comes when "you know what" hits the fan. I have witnessed greatness in times of adversity from the people at Quad City Bank & Trust. I am sure my father did not expect greatness when he decided to move our business in 1994, but I believe that he found it.

Thank you from all of us at Bowe Machine Company for embodying the true spirit of customer service."

SIMON BOWE
President, Bowe Machine Company



QUAD CITY BANK & TRUST

Quad City Bank & Trust

INVESTING IN THE QUAD CITIES AREA

7,683

EMPLOYEE HOURS VOLUNTEERED IN 2014

Quad Cities

DIRECTORS

John H. Anderson
President and Chief Executive Officer,
Quad City Bank and Trust Company

Mark C. Kilmer
Chair of the Board,
Quad City Bank and Trust Company
President, The Republic Companies

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Douglas M. Hultquist
President and Chief Executive Officer, Co- Founder,
QCR Holdings, Inc.

James J. Brownson
President, W.E. Brownson Co.

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

John H. Harris, II
Retired Former President, Star Forms, Inc.
and Isabel Bloom, LLC

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Edwin A. Maxwell
Anesthesia & Analgesia, P.C.

Linda K. Neuman
Vice Chair of the Board,
Quad City Bank and Trust Company
Founder and Principal, Iowa Arbitrators
Associate Justice, Iowa Supreme Court (Retired)

Ronald G. Peterson
Retired Executive, First State Bank of Illinois

Victor J. Quinn
Executive Vice President, Client Relations and
Business Development, Quad City Bank and Trust Company

Marc C. Slivken, D.D.S.
Retired Chief Executive Officer, Kimberly Park Dental

Marie Z. Ziegler
Retired Executive, Deere & Company

SENIOR MANAGERS

John H. Anderson
President and Chief Executive Officer

Nick W. Anderson
Vice President and Controller

Cindy M. Carlson
Executive Vice President, Wealth Builders Group

Laura L. Ekizian
Executive Vice President, Chief Relationship Officer

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Therese K. Gerwe
Vice President, Treasury Management

Deborah C. Gillum
1st Vice President, Retail Banking

Anne E. Howard
Assistant Vice President,
Human Resources Manager

David C. Howell
1st Vice President, Wealth Builders Group

Rick J. Jennings
Senior Vice President, Senior Trust Officer

Jeffrey M. Lockwood
Executive Vice President, Chief Lending Officer

Peter J. McAndrews
1st Vice President, Retail, Real Estate and Consumer Loans

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

Victor J. Quinn
Executive Vice President,
Client Relations and Business Development

Shellee R. Showalter
Senior Vice President,
Director of Investor Services and Compensation

Cathie S. Whiteside
Executive Vice President, Corporate Strategy,
Human Resources, and Branding

Michael J. Wyffels
Senior Vice President, Chief Information Officer



John Anderson
President and Chief Executive Officer,
Quad City Bank & Trust

At Quad City Bank & Trust, our Team strives to meet the needs of our five constituencies at every touch point throughout each and every day. In this year's message you will hear from a few of our prized clients first-hand how our Team of professional bankers is helping them realize their dreams.

As you read through these client testimonials please keep in mind that our Team not only fulfills the mission of being "People you can bank on®" for our clients, but that each touch point with our clients must also fulfill the objectives of our four other constituencies including:

You, our Shareholders, as we work to provide a meaningful return on your investment.

Our Community in which we live, by giving back in a way which enriches the community today and in the future.

Our Team (employees) by providing a place to work, grow and as we often say, become "Dream Makers".

Our Regulators, by being the community bank that our regulators know and trust, operating in a manner that ensures safety and soundness in a critically important industry that is so vital to our local economy.

With all this in mind, enjoy these testimonials and know that as shareholders, you have a team of employees that strive to excel with each and every touch point, with each and every interaction.

"We not only consider Quad City Bank & Trust a business partner, we also consider them a valued advisor. We were looking for ways to manage the investment of our short-term and intermediate cash. The professionals from Quad City Bank & Trust developed a plan to assist us and have delivered the results we were looking to achieve."

Sister Joan Lescinski // President, St. Ambrose University, Davenport, Iowa

"My wife Linda and I secured a short term loan so we could purchase a home in Bloomington, Illinois while we sold our home in the Quad Cities. We are now living in Bloomington during the summer months and our primary home is in Florida. I was thinking I would close my accounts at Quad City Bank & Trust and move them to a bank in Florida but tremendous recent support from members of your bank have made me rethink this. I have decided to leave my accounts at QCBT. The personal service that your team provides is more important than location, certain bank fees, etc. I've had a long standing relationship with QCBT and plan to continue this in the future."

John R. (Jack) Burns // Ft. Myers, Florida

"We at M.A. Ford are very pleased to have Quad City Bank & Trust as our bank. We made the switch to a local bank as we felt they would be better able to listen and respond to our needs. Their customer service, treasury management services, and financing have provided continued support to us as we grow our company and they exhibit confidence in our ability to maintain our financial health.

We meet with John and his team regularly to discuss our business and financing needs. Quad City Bank takes customer service very serious and we at M.A.Ford never hesitate to contact them with questions or concerns. Their staff is very professional and friendly to all.

As we transitioned from a small family owned business to a 100% ESOP, Quad City Bank was there first; offering the financial backing we needed to see the process through. We could not have done it without them.

M.A. Ford Mfg. Co., designs, manufactures, and sells a range of HSS and carbide cutting tools that are sold throughout the world. Quad City Bank & Trust has provided the financial backing so that we can continue to be a partner to all of our customers, vendors, and employees."

Steve Morency // Chief Executive Officer, M.A. Ford


HUPP
ELECTRIC
MOTORS

"Hupp Electric Motors is a family owned business that started in 1912. Generation after generation, my family has operated successfully with the belief to under promise and over deliver, treat your customer the way you want to be treated and always practice what you preach.

CRBT reflects these same company values and embodies a partnership type attitude that I strongly believe in. In this world of e-mails and texting, it is crucial to have a relationship with a banker who truly takes the time to understand your needs. My CRBT banker, Dave Stoltenberg, has gone above and beyond to genuinely get to know me and my business over the years. It's that type of partnership that has made a difference in the success of my business."

KEVIN HUPP
President, Hupp Electric Motors

CEDAR RAPIDS BANK & TRUST

Cedar Rapids

INVESTING IN CEDAR RAPIDS, IOWA

5,849

EMPLOYEE HOURS VOLUNTEERED IN 2014

Cedar Rapids Bank & Trust

DIRECTORS

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Donna J. Sorensen, J.D.
Chair of the Board, Cedar Rapids Bank and Trust Company
President, Sorensen Consulting

Pat S. Baird
Vice Chair of the Board, Cedar Rapids Bank and Trust Company
Retired President and Chief Executive Officer, AEGON USA, LLC

Robert T. Buckley
Owner and Chief Executive Officer, Kirk Gross Company

Patrice M. Carroll
President and Chief Executive Officer, ImOn Communications

Loren L. Coppock
Chairman of the Board, TrueNorth Companies, LLC

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

Ann M. Lipsky
President, Smulekoff Investment Co.

David R. Mason, Sr.
Attorney and Partner,
Redfern, Mason, Larsen and Moore, PLC

James A. Mudd, II
President and Chief Executive Officer, Mudd Advertising

Randy A. Ramlo
President and Chief Executive Officer,
United Fire Group, Inc.

Fred G. Timko
President, Down to Earth Development, LLC

A. James Tinker
President Emeritus, Mercycare Service Corporation

SENIOR MANAGERS

Larry J. Helling
President and Chief Executive Officer

Gary M. Becker
Senior Vice President, Commercial Banking

Kevin D. Bruns
Senior Vice President, Wealth Management

Patricia L. Ellison
Executive Vice President, Chief Credit Officer

James D. Klein
Executive Vice President, Chief Lending Officer

Deborah J. Lindberg Gertsen
Senior Vice President, Trust and Investments

J. Mitchell McElree
Executive Vice President,
Managing Director, Specialty Finance Group

John A. Rodriguez
Executive Vice President, Operations and Cashier

Shelly A. Strellner
Senior Vice President, Private Banking

Timothy J. White
Senior Vice President, Business Development,
Specialty Finance Group



Larry Helling
President and Chief Executive Officer,
Cedar Rapids Bank & Trust

Amid a year of national and local economic uncertainty, Cedar Rapids Bank & Trust experienced strong asset growth that resulted in the most profitable year in our history.

While this accomplishment did not come without challenges, our staff has continued to make the necessary adjustments to adapt to our changing world. However, one thing that will not change is our continued focus on clients and the relationships that we're building with them, with their families, with their businesses and ultimately, our community.

Since the bank's inception, one of CRBT's client service commandments states that "the client is our #1 priority." I firmly believe that this shared vision, executed by 86 individuals who choose to work at Cedar Rapids Bank & Trust each and every day, is what makes us the financial institution of choice in our market today. At the same time, it also affords me the great opportunity to hear from many clients throughout the year about their positive experiences with our talented employees.

Cedar Rapids Bank & Trust remains dedicated to relationship banking. The results of this commitment, combined with our knowledgeable bankers, will allow us to adapt to the new realities of our business, grow our franchise, and best serve our clients, community, and shareholders.

"I think every business that serves the public claims to have the best people and the best service. But let's face it, they can't all be the best. For CRBT this is not a marketing slogan; it's a way of doing business and is part of their culture by choice. It is the CRBT people who continue to really make the difference for both my business and my family's banking needs. They are capable and they are caring. It is hard to imagine in today's world, but CRBT always makes us feel like we are their best customers. I believe they treat everyone this way and when they say "thank you," they really mean it."

Roger J. Wetlaufer // President, City Workplace Uniforms & Mats

"It has been a pleasure to bank with Cedar Rapids Bank & Trust for the last 10 years. During this time, we have interacted with the main and branch offices on a frequent basis. Whether it be for a deposit or help with our current or future retirement needs, the staff is always willing to help. They treat us like family and there is always a smile and acknowledgment. We recommend CRBT to our friends and look forward to our continued relationship with them. Definitely a bank we can bank on!"

Rick and Heidi Brown

"My experience with CRBT has been long-standing & has transcended many life changes. My late husband, Art Christoffersen, was a founding member of the CRBT Board of Directors. Following his death, I became a decision maker in the family business and finances. Throughout that experience, the CRBT team was a strong & steady force, always accommodating my needs. I knew I could pick up the phone & contact Larry Helling at any time, for anything. In addition, Shelly Strellner, in Private Banking, has customer service down to perfection. I actually felt like I was part of a family, which is an interesting comment when referring to the choice of a bank. As the years have progressed, it has been this personal relationship that has driven me to change my wealth management from a large out of town firm to CRBT. I certainly evaluated the change from a variety of perspectives. But if you want financial expertise, as well as the personal touch, CRBT is it for me."

Terri Christoffersen



"Community Bank & Trust is like having a financial partner, they have always been there to help us with any financial needs that may arise. It is nice to personally know the people you are banking with, and in turn they know you and your business. I would recommend Community Bank & Trust to anyone."

KEN SAMEK
President, Hawkeye Alarm & Signal Company

COMMUNITY BANK & TRUST

A Division of Cedar Rapids Bank & Trust

Cedar Valley

INVESTING IN THE CEDAR VALLEY AREA

2,252

EMPLOYEE HOURS VOLUNTEERED IN 2014

Community Bank & Trust

SENIOR MANAGERS

Stacey J. Bentley
President and Chief Executive Officer

Shawna L. Buckley
Senior Vice President, Retail Banking

Richard L. Jaacks
Senior Vice President, Business Development Officer



A Division of Cedar Rapids Bank & Trust

Stacey J. Bentley
President and Chief Executive Officer,
Community Bank & Trust

2014...OUR YEAR OF TRANSITION.

We transitioned our current clients to the new products and services that we are now able to offer with our new partner, Cedar Rapids Bank & Trust. We also transitioned computer systems and re-defined many employee roles and responsibilities.

Our 2015 focus will be all about moving forward. Our purpose is clear. We are here to make the financial lives of those who do business with us better. Better by listening to our current clients and connecting them to the financial solutions they need. And better by connecting across our entire company to deliver new solutions to both current and potential clients.

While there have been many changes since our humble beginnings, one thing has never changed, and that is our **core beliefs.**

Balance. Our clients, employees, shareholders and community are equally important. Through this value, we build an even sharper results-oriented culture that is high on reliability and accountability. It is the harmonization of all of the above where we see the prospect of greater value creation for all of our stakeholders.

Trust. Since our beginning as a community bank, we know our success is measured by the relationships we build with our clients. Through all of their life endeavors, we want our clients to know they have our trust and financial guidance to lead them toward the next adventure in their lives. We recognize and act on needs in the Cedar Valley. For example, our employees are providing a series of six week financial literacy classes each quarter to support the growing Burmese population.

Excellence. Being the best requires a commitment to continuous improvement. Our success has been built one client at a time by consistently providing exceptional service. We have a full range of products and services our clients have access to as well as the expertise of professionals who can guide them in selecting accounts, making investment decisions, wealth management options and financing personal and business choices. We continue to adapt and expand our offerings because we understand that our customers drive our business.

Perspective. Life should be more than work and work should be fun. As community bankers, we have amazing opportunities to give back to the community we call home. In 2014, our employees gave 2,252 volunteer hours in the Cedar Valley area. Through our philanthropy and volunteerism, Community Bank & Trust is donating resources, time and energy to support the community where we live and work.

The successful application of these four core beliefs has created the solid platform for how we have conducted business. Our way of providing clients with financial products and services has served us well. We've capitalized on new opportunities, new technology and new competition, always building on our strong foundation. We are moving forward.


FOREST

"Rockford Bank & Trust is my bank—it is a family thing. And, when conversing with colleagues, other business owners, friends, and neighbors—whenever a conversation about one's banking relationship surfaces, I tell everyone what a great bank I have and why others should call my bank. Some things are a given—like the rules banks have to follow. But my bank has a rule of its own. They may not tell me this, but I know what it is: Act, speak, honor, believe, serve and live in every way that creates Customer Delight, because a delighted customer never ever leaves."

WENDY YOUNG
President, Forest City Gear Company

ROCKFORD BANK & TRUST

Rockford

INVESTING IN ROCKFORD, ILLINOIS

2,086

EMPLOYEE HOURS VOLUNTEERED IN 2014

Rockford Bank & Trust

DIRECTORS

Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank and Trust Company

John D. Whitcher
Chair of the Board, Rockford Bank and Trust Company
Vice President and General Counsel, Viking Chemical Company

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Charles E. Box
Former Chairman, Illinois Commerce Commission
Former Mayor, Rockford, Illinois

Charles S. Bullock
Executive Vice President, Chief Operating Officer,
Rockford Bank and Trust Company

Rebecca L. Epperson
President, Chartwell Agency

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Monica B. Glenny, CPA, CMA
President, Datacraft, Inc.

James P. Hamilton
President, MRV Foundation Inc.

Douglas M. Hultquist
President and Chief Executive Officer, Co - Founder,
QCR Holdings, Inc.

Dana S. Kiley, Jr.
Vice President,
Coyle-Varland Insurance Agency, Inc.

George T. Ralph
Vice Chair of the Board,
Rockford Bank and Trust Company
Managing Member, GTR Realty Advisors, LLC

M. Shawn Way
President and Chief Executive Officer,
Milestone, Inc.

SENIOR MANAGERS

Thomas D. Budd
President and Chief Executive Officer

Charles S. Bullock
Executive Vice President, Chief Operating Officer

Brian J. DeBenedetto
Senior Vice President and Trust Manager

Lori L. Diaz
Senior Vice President, Treasury Management

James M. Hansberry
Executive Vice President, Wealth Management

Anthony A. Moczynski
Senior Vice President, Chief Credit Officer

Brenda S. Nayonis
Senior Vice President, Operations and Cashier

Karl R. Swanson
Executive Vice President, Chief Lending Officer



Thomas Budd
President and Chief Executive Officer,
Rockford Bank & Trust

In 2014, Rockford Bank & Trust completed our tenth year in business.

Reflecting on the past ten years, we think of achievements and challenges but also what we have become as an organization, and how we've enhanced our community. What makes community banks unique is that everything we do in some way impacts the community in which we operate. At RB&T, we consider how we've performed and positioned ourselves for the long term benefit of our key stakeholders; our clients, employees, community and shareholders. The continuing focus on these stakeholders is really what makes community banks like RB&T different. It is also unique that these stakeholders are interconnected and that success of any one is dependent on the success of the others.

The true value of banks, or any business, is the quality of its relationship with clients. Establishing, cultivating, and furthering sincere, deep relationships with our clients, based on trust, is what drives our bankers every day.

We have to earn our client's trust by consistently demonstrating that we really understand their long-term dreams and goals and that we are a resource they can trust and depend on. One of our first client relationships recently sold their business, repaid all their debt, and the owners can now retire. While we'll miss having the loan, we are so happy for them and fulfilled that we played a role in helping them achieve their dream.

Our ability to make our client's dreams come true can only occur if we provide our bankers the tools and the environment to be client focused. Earning a client's trust includes demonstrating that the bank's culture produces happy and motivated bankers. At RB&T, we're committed to avoiding silos and turf wars that are distracting and lead to disjointed client experiences. We value empowerment and commitment to doing what's right regardless of who gets the credit. These values have led to very minimal turnover in our staff, which benefits our clients with consistency in relationship management.

Community banks have special relationships with their communities. Our employees, clients and shareholders have shared needs from our community. We not only want a high quality of living from our community, we also want our community to be successful because it stimulates success for the bank and our client's businesses. Rockford Bank & Trust knows that by being involved and supporting our community that it will ultimately benefit our other stakeholders.

We focus our support not only on the growth and successes of Rockford like the public schools, but also on addressing the challenges our community faces. We're proud of the progress our schools are making and our role in improving financial literacy of our youth through the RB&T financial scholars program. We're also proud of our role in assisting the needy through our support of agencies like the Rockford Rescue Mission and Habitat for Humanity.

Community bank shareholders are uniquely connected to our other stakeholders because they typically live in the same community as our clients and employees. So, while shareholders primarily are focused on financial performance and returns on their investment, our shareholders also have a vested interest in our support of our shared community. Strong financial performance not only provides investment returns to shareholders, it also allows the bank to further its mission and its ability to affect positive change in the community and the lives of our clients and employees. We're confident that our progress over the past ten years has positioned Rockford Bank & Trust to provide a valuable, sustainable asset to our shareholders, community, clients and employees for 2015 and beyond.

"As a BPO enterprise, our company for many years has used equipment leases as a cost-effective method to finance the acquisition of essential equipment and technology. m2 Lease Funds has proven itself to be one of the most effective leasing firms to help us achieve our leasing needs. m2's staff of experienced professionals pro- actively manages the entire process from underwriting to funding, in a highly responsive and completely transparent manner. The documentation itself is straightforward and easy to understand. More importantly, m2 Lease Funds has repeatedly demonstrated its ability to craft the appropriate credit solutions and structures to properly fit the specific property or special situations. It is truly a pleasure working with m2 Lease Funds as a financial partner."

BOB KAHLER
Chief Financial Officer,
CBE Companies, Inc.



INVESTING IN OUR COMMUNITIES

280

EMPLOYEE HOURS VOLUNTEERED IN 2014

DIRECTORS AND SENIOR MANAGERS

John R. Engelbrecht
Chief Executive Officer, m2 Lease Funds, LLC

Ron D. Orndorff
Chair of the Board, m2 Lease Funds, LLC
Retired Chairman and President, M&I Leasing Corporation

John H. Anderson
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Quad City Bank and Trust Company

Brian L. Besler
Senior Vice President, Administration

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

Michael A. Hatfield
Vice Chair of the Board, m2 Lease Funds, LLC
Retired Senior Vice President and Secretary,
M & I - Marshall & Ilsley Corporation

Larry J. Helling
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Mark R. Hogan
Director, m2 Lease Funds, LLC
Senior Advisor, BMO/Harris Bank

Douglas M. Hultquist
Director, m2 Lease Funds, LLC
President and Chief Executive Officer, QCR Holdings, Inc.

Christine D. Kennedy
Chief Financial Officer,
m2 Lease Funds, LLC

William M. Tank
Director, m2 Lease Funds, LLC
Executive Vice President, Chief Credit Officer, QCR Holdings, Inc.



John Engelbrecht
Chief Executive Officer,
m2 Lease Funds, LLC

It was just over two years ago that m2 Lease Funds observed a milestone of reaching $100 million in assets. Now we are observing another milestone, this time, the closing of more than $100 million in new leases in one year! That represents more than a 40% increase over the preceding year.

This achievement could not have been accomplished without the commitment and hard work of our growing m2 Team and the QCR Holdings Group Operations staff.

YOU NEED A PARTNER YOU CAN TRUST...
IT TAKES 2.

m2 provides higher returns and spreads and consequently provides a better return on assets and equity than our sister banks. To best utilize QCR Holdings' capital resources, we believe that m2 should grow to be 10% of the Holding Company's assets. This initiative began in mid-2013 and with our recent performance, we are well on our way to reaching that goal. It is our plan to reach the 10% goal within three years. m2 ended the year with assets of $178 million, a 30% increase over the preceding year.

m2 was started in 1998 and became a part of the QCR Holdings family in 2005. Today, m2 has thousands of leases, and leases in virtually every state. As an equipment leasing generalist, m2 leases all varieties of equipment. Currently the largest equipment concentrations include manufacturing, technology, marine, food processing, packaging, transportation and construction.

We continue to believe that the m2 business model of providing quick and responsive turnarounds in a simple and straight forward manner remains sound and for us to grow we only need to add more "talent" to our Team. Unlike our sister banks' goals of increasing market share in their local communities, m2 does business nationwide; m2 doesn't have a local community to call home, so we expand by adding new employees nationally. We recently increased our footprint by expanding to Atlanta, Georgia. This office joins the offices that we already had in Pennsylvania, Florida, Illinois, Iowa, Wisconsin, Minnesota, North Carolina and South Carolina.

We are optimistic on the outlook for 2015. We believe that we have the Team in place to continue our steady growth and to continue adding substantial returns for QCR Holdings in 2015 and beyond.

Year-End 2004-2014



Stock Price
Tangible Book Value Per Common Share
$25
$20
$15
$10
$5
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Total Deposits 2006 / 2014



DECEMBER 31, 2006
Total $875.5 MM
Non Interest Bearing Demand
$124.2 MM or 14%
Interest Bearing Demand
$334.0 MM or 38%
CD's
$417.3 MM or 48%
Retail: $345.8 MM or 40%
Brokered: $71.4 MM or 8%



DECEMBER 31, 2014
TOTAL $1,679.7 MM
Non Interest Bearing Demand
$512.0 MM or 31%
Interest Bearing Demand
$792.0 MM or 47%
CD's
$375.7 MM or 22%
Retail: $306.4 MM or 18%
Brokered: $69.3 MM or 4%

QCR Holdings, Inc. - Facility Map

FACILITY	STREET ADDRESS	CITY	STATE	ZIP	DATE OPENED/ ACQUIRED**
Quad City Bank & Trust	2118 Middle Road	Bettendorf	Iowa	52722	Jan 1994
Quad City Bank & Trust	4500 N. Brady Street	Davenport	Iowa	52806	July 1996
Quad City Bank & Trust	3551 7th Street	Moline	Illinois	61265	Feb 1998
Quad City Bank & Trust	5405 Utica Ridge Road	Davenport	Iowa	52807	Oct 2000
Cedar Rapids Bank & Trust	500 First Avenue NE, Suite 100	Cedar Rapids	Iowa	52401	July 2005 (Sept 2001*)
Rockford Bank & Trust	308 W. State Street, Suite 100	Rockford	Illinois	61101	Feb 2014 (Jan 2005*)
Quad City Bank & Trust	1700 Division Street	Davenport	Iowa	52804	Mar 2005
Cedar Rapids Bank & Trust	5400 Council Street NE	Cedar Rapids	Iowa	52402	June 2005
m2 Lease Funds, LLC	175 N. Patrick Blvd. Suite 140	Brookfield	Wisconsin	53045	August 2005
Rockford Bank & Trust	4571 Guilford Road	Rockford	Illinois	61107	Nov 2006
Community Bank & Trust	422 Commercial Street	Waterloo	Iowa	50701	Aug 1997 / May 2013**
Community Bank & Trust	312 W. 1st Street	Cedar Falls	Iowa	50613	Aug 1997 / May 2013**
Community Bank & Trust	11 Tower Park Drive	Waterloo	Iowa	50701	Aug 1998 / May 2013**

* Former location


3
2
1
5
4

1. Quad City Bank & Trust (5 Locations)
2. Cedar Rapids Bank & Trust (2 Locations)
3. Community Bank & Trust (3 Locations)
4. Rockford Bank & Trust (2 Locations)
5. m2 Lease Funds, LLC (1 Location)

QCR Holdings, Inc. Consolidated Financial Highlights

		As of				
		December 31, 2014			December 31, 2013	
		(dollars in thousands, except share data)				
CONDENSED BALANCE SHEET		Amount	%		Amount	%
Cash, federal funds sold, and interest-bearing deposits	$	120,350	5%	$	114,431	5%
Securities		651,539	26%		697,210	29%
Net loans/leases		1,606,929	64%		1,438,832	60%
Core deposit intangible		1,671	0%		1,870	0%
Goodwill		3,223	0%		3,223	0%
Other assets		141,246	5%		139,387	6%
Total assets	$	2,524,958	100%	$	2,394,953	100%
Total deposits	$	1,679,668	67%	$	1,646,991	68%
Total borrowings		662,558	26%		563,381	24%
Other liabilities		38,653	1%		37,004	2%
Total stockholders' equity		144,079	6%		147,577	6%
Total liabilities and stockholders' equity	$	2,524,958	100%	$	2,394,953	100%
SELECTED INFORMATION FOR COMMON STOCKHOLDERS' EQUITY						
Common stockholders' equity *	$	144,079		$	117,753	
Common shares outstanding		7,953,197			7,884,462	
Book value per common share *	$	18.12		$	14.94	
Tangible book value per common share **	$	17.50		$	14.29	
Closing stock price	$	17.86		$	17.03	
Market capitalization	$	142,044		$	134,272	
Market price / book value		98.59%			114.00%	
Market price / tangible book value		102.05%			119.17%	
Tangible common equity *** / total tangible assets (TCE/TA)		5.52%			4.71%	
TCE/TA excluding accumulated other comprehensive income		5.60%			5.29%	
REGULATORY CAPITAL RATIOS:						
Total risk-based capital ratio		10.91%			12.87%	
Tier 1 risk-based capital ratio		9.52%			11.45%	
Tier 1 leverage capital ratio		7.62%			7.96%	

	For the year ended December 31,			
CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY		2014		2013
Beginning balance	$	147,577	$	140,434
Net income		14,953		14,938
Other comprehensive income (loss), net of tax		11,709		(18,351)
Preferred and common cash dividends declared		(1,713)		(3,627)
Issuance of 834,715 shares of common stock for acquisition of CNB, net		-		13,017
Redemption of 29,867 shares of Series F Preferred Stock (SBLF)		(29,824)		-
Other ****		1,377		1,166
Ending balance	$	144,079	$	147,577

* Includes accumulated other comprehensive income (loss).

** Includes accumulated other comprehensive income (loss) and excludes intangible assets.

*** Tangible common equity is defined as total common stockholders' equity excluding goodwill and other intangibles. This ratio is a non-GAAP financial measure. The Company's management believes that this measure is important to many investors in the marketplace who are interested in changes period-to-period in common equity exclusive of changes in intangible assets.

**** Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.

QCR Holdings, Inc. Consolidated Financial Highlights

	For the Year Ended				
	December 31, 2014		December 31, 2013		
	(dollars in thousands, except share data)				
CONDENSED INCOME STATEMENT		Amount		Amount	% Change
Interest income	$	85,965	$	81,872	5%
Interest expense		16,894		17,767	-5%
Net interest income		69,071		64,105	8%
Provision for loan/lease losses		6,807		5,930	15%
Net interest income after provision for loan/lease losses		62,264		58,175	7%
Noninterest income		20,998		25,814	-19%
Noninterest expense		65,270		64,433	1%
Net income before taxes		17,992		19,556	-8%
Income tax expense		3,039		4,618	-34%
Net income	$	14,953	$	14,938	0%
Less: Preferred stock dividends		1,082		3,168	-66%
Net income attributable to QCR Holdings, Inc. common stockholders	$	13,871	$	11,770	18%
Earnings per share attributable to QCR Holdings, Inc.:					
Basic	$	1.75	$	2.13	-18%
Diluted	$	1.72	$	2.08	-17%
Weighted average common shares outstanding		7,925,220		5,531,948	
Weighted average common and common equivalent shares outstanding		8,048,661		5,646,926	
AVERAGE BALANCES					
Assets	$	2,453,678	$	2,330,604	
Loans/leases	$	1,540,382	$	1,425,364	
Deposits	$	1,708,777	$	1,594,939	
Total stockholders' equity	$	142,735	$	145,906	
Common stockholders' equity	$	132,238	$	102,525	
KEY PERFORMANCE RATIOS					
Return on average assets ***		0.61%		0.64%	
Return on average common equity **		10.49%		11.48%	
Return on average total equity ***		10.48%		10.24%	
Price earnings ratio LTM *		10.21 x		8.00 x	
Net interest margin (TEY)		3.15%		3.03%	
Nonperforming assets / total assets		1.31%		1.28%	
Net charge-offs / average loans/leases		0.34%		0.31%	
Allowance / total loans/leases ****		1.42%		1.47%	
Allowance / nonperforming loans ****		114.78%		104.70%	
Efficiency ratio		72.47%		71.66%	
Full-time equivalent employees		409		400	

* LTM: Last twelve months
** The numerator for this ratio is "Net income attributable to QCR Holdings, Inc. common stockholders."
*** The numerator for this ratio is "Net income".
**** Upon acquisition per GAAP, the acquired loans are recorded at market value which eliminated the allowance and impacts these ratios.

	As of					
	December 31, 2014			December 31, 2013		
	(dollars in thousands)					
ANALYSIS OF LOAN DATA		Amount	%		Amount	%
Nonaccrual loans/leases	$	18,588	56%	$	17,878	59%
Accruing loans/leases past due 90 days or more		93	0%		84	0%
Troubled debt restructures - accruing		1,421	5%		2,523	8%
Total nonperforming loans/leases		20,102	61%		20,485	67%
Other real estate owned		12,768	39%		9,729	32%
Other repossessed assets		155	0%		346	1%
Total nonperforming assets	$	33,025	100%	$	30,560	100%
Net charge-offs (calendar year-to-date)	$	5,181		$	4,408	
Loan/lease mix:						
Commercial and industrial loans	$	523,927	32%	$	431,688	30%
Commercial real estate loans		702,140	43%		671,753	46%
Direct financing leases		166,032	10%		128,901	9%
Residential real estate loans		158,633	10%		147,356	10%
Installment and other consumer loans		72,607	5%		76,034	5%
Deferred loan/lease origination costs, net of fees		6,664	0%		4,548	0%
Total loans/leases	$	1,630,003	100%	$	1,460,280	100%
Less allowance for estimated losses on loans/leases		23,074			21,448	
Net loans/leases	$	1,606,929		$	1,438,832	
ANALYSIS OF SECURITIES DATA						
Securities mix:						
U.S. government sponsored agency securities	$	307,869	47%	$	356,473	51%
Municipal securities		229,230	35%		180,361	26%
Residential mortgage-backed and related securities		111,423	17%		157,429	23%
Other securities		3,017	1%		2,947	0%
Total securities	$	651,539	100%	$	697,210	100%
ANALYSIS OF DEPOSIT DATA						
Deposit mix:						
Noninterest-bearing demand deposits	$	511,992	31%	$	542,566	33%
Interest-bearing demand deposits		792,052	47%		715,643	43%
Time deposits		306,364	18%		326,852	20%
Brokered time deposits		69,260	4%		61,930	4%
Total deposits	$	1,679,668	100%	$	1,646,991	100%
ANALYSIS OF BORROWINGS DATA						
Borrowings mix:						
FHLB advances	$	203,500	31%	$	231,350	41%
Wholesale structured repurchase agreements		130,000	19%		130,000	23%
Customer repurchase agreements		137,252	21%		98,823	18%
Federal funds purchased		131,100	20%		50,470	9%
Junior subordinated debentures		40,424	6%		40,290	7%
Other		20,282	3%		12,448	2%
Total borrowings	$	662,558	100%	$	563,381	100%

ANALYSIS OF NET INTEREST INCOME AND MARGIN

For the Year Ended (dollars in thousands)

	December 31, 2014			December 31, 2013		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
Securities *	$ 688,827	$ 18,679	2.71%	$ 700,344	$ 16,140	2.30%
Loans *	1,540,382	70,414	4.57%	1,425,364	67,484	4.73%
Other	90,232	849	0.94%	74,570	853	1.14%
Total earning assets *	$ 2,319,441	$ 89,942	3.88%	$ 2,200,278	$ 84,477	3.84%
Deposits	$ 1,133,228	$ 4,509	0.40%	$ 1,076,533	$ 4,715	0.44%
Borrowings	568,883	12,385	2.18%	552,776	13,052	2.36%
Total interest-bearing liabilities	$ 1,702,111	$ 16,894	0.99%	$ 1,629,309	$ 17,767	1.09%
Net interest income / spread *		$ 73,048	2.89%		$ 66,710	2.75%
Net interest margin *			3.15%			3.03%

* Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 35% tax rate for each period presented.

For the Year Ended (dollars in thousands)

ANALYSIS OF NONINTEREST INCOME	December 31, 2014	December 31, 2013	% Change
Trust department fees	$ 5,715	$ 4,942	16%
Investment advisory and management fees	2,798	2,580	8%
Deposit service fees	4,483	4,267	5%
Gain on sales of residential real estate loans	461	836	-45%
Gain on sales of government guaranteed portions of loans	2,041	2,149	-5%
Earnings on cash surrender value of life insurance	1,722	1,786	-4%
Debit card fees	982	991	-1%
Correspondent banking fees	1,064	772	38%
Participation service fees on commercial loan participations	855	769	11%
Subtotal	$ 20,121	$ 19,092	5%
Bargain purchase gain on CNB acquisition	-	1,841	-100%
Gains on sales of certain Community National Bank branches	-	2,334	-100%
Gain on the sale of certain nonperforming loans	-	576	-100%
Losses on other real estate owned, net	(447)	(545)	-18%
Securities gains	92	432	-79%
Other	1,232	2,084	-41%
Total noninterest income	$ 20,998	$ 25,814	-19%

ANALYSIS OF NONINTEREST EXPENSE			
Salaries and employee benefits	$ 40,337	$ 37,510	8%
Occupancy and equipment expense	7,386	6,712	10%
Professional and data processing fees	6,192	6,425	-4%
FDIC and other insurance	2,895	2,587	12%
Loan/lease expense	1,311	1,522	-14%
Advertising and marketing	1,985	1,727	15%
Postage and telephone	930	1,069	-13%
Stationery and supplies	579	562	3%
Bank service charges	1,291	1,145	13%
Subtotal	$ 62,906	$ 59,259	6%
Acquisition and data conversion costs	-	2,353	100%
Other	2,364	2,821	-16%
Total noninterest expense	$ 65,270	$ 64,433	1%

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the NASDAQ Global Market under the symbol QCRH.

COMMON STOCK

Calendar 2014	High	Low
4th Quarter	$ 18.20	$ 17.50
3rd Quarter	18.10	16.96
2nd Quarter	17.96	17.00
1st Quarter	17.48	16.99
Calendar 2013	**High**	**Low**
4th Quarter	$ 18.20	$ 15.65
3rd Quarter	16.51	14.96
2nd Quarter	16.50	13.18
1st Quarter	16.96	13.05
Calendar 2012	**High**	**Low**
4th Quarter	$ 15.50	$ 11.40
3rd Quarter	14.98	12.62
2nd Quarter	14.50	10.70
1st Quarter	12.45	8.50

DIVIDEND INFORMATION

Record Date	Payment Date	Amount Per Share
12.19.14	01.07.15	$ .04
06.20.14	07.08.14	.04
12.20.13	01.07.14	.04
06.21.13	07.08.13	.04
12.22.12	01.07.13	.04
06.21.12	07.06.12	.04

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held:

May 15, 2015 at 10:00 am
St. Ambrose University - Rogalski Center
2100 North Ripley Street
Davenport, IA 52803

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission (SEC), are available to stockholders without charge by accessing our internet site at **www.qcrh.com** or by writing:

John R. Oakes
1st Vice President, Treasurer and
Director of Financial Reporting

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7761

The SEC maintains an internet site that contains reports, proxy, and information statements and other information about issuers that file electronically with the SEC. The address of that site is: **www.sec.gov**.

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent and registrar by writing:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Investor Information

Stockholders, investors, and analysts interested in additional information may contact:

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7745

Independent Registered Public Accounting Firm

McGladrey LLP, Davenport, IA

Corporate Counsel

Lane & Waterman, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Quad City Bank & Trust Locations

2118 Middle Road
Bettendorf, IA 52722

4500 N. Brady Street
Davenport, IA 52806

3551 Seventh Street
Moline, IL 61265

5405 Utica Ridge Road
Davenport, IA 52807

1700 Division Street
Davenport, IA 52804

Cedar Rapids Bank & Trust Locations

500 First Avenue NE, Suite 100
Cedar Rapids, IA 52401

5400 Council Street NE
Cedar Rapids, IA 52402

Community Bank & Trust Locations

422 Commercial Street
Waterloo, IA 50701

11 Tower Park Drive
Waterloo, IA 50701

312 W. 1st Street
Cedar Falls, IA 50613

Rockford Bank & Trust Locations

308 W. State Street, Suite 100
Rockford, IL 61101

4571 Guilford Road
Rockford, IL 61107

m2 Lease Funds, LLC

175 N. Patrick Blvd., Suite 140
Brookfield, WI 53045

Internet Information

Information on subsidiaries' history, locations, products and services can be accessed on the internet at:

www.qcbt.com
www.crbt.com
www.communitybt.com
www.rkfdbank.com
www.m2lease.com